UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Special Diversified Opportunities Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

862700101

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,133,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,133,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,133,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,236,297
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,236,297
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,236,297
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 10.6%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 896,703
9 Sole Dispositive Power 0
10 Shared Dispositive Power 896,703
11	Aggregate Amount Beneficially Owned by Each Reporting Person 896,703
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.3% (See Items 2, 4 and 5 below)
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,133,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,133,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,133,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”), of Special Diversified Opportunities Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P., a Delaware limited partnership (“Standard General”); (ii) Standard General Master Fund L.P., a Cayman Islands limited partnership (the “Master Fund”); (iii) P Standard General Ltd., a British Virgin Islands company (“P Standard General” and, together with the Master Fund, the “Funds”); and (iv) Soohyung Kim (“Mr. Kim”), a director of the general partner of the general partner of Standard General.  The persons and entities referred to in items (i)-(iv) hereof may be collectively referred to herein as the “Reporting Persons.”

Standard General serves as investment manager to each of the Funds and, in such capacity, exercises voting and investment control over securities held for the accounts of the Funds.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) Each of the Funds is a private investment vehicle.  Standard General provides investment management services to the Funds and other private investment vehicles.  Mr. Kim serves as a director of the general partner of the general partner of Standard General, and the principal occupation of Mr. Kim is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of the Funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.

The Reporting Persons proposed two people for the board of directors of the Issuer (the “Board”) to consider electing as directors of the Issuer.  The Board elected Gregory H.A. Baxter to the board (see the Form 8-K of the Issuer dated October 19, 2015).  Mr. Baxter is not affiliated with any of the Reporting Persons.

The Reporting Persons may acquire additional shares of Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by them at any time.

Pursuant to the Issuer’s 10-K, we understand that the Issuer is exploring strategic alternatives to maximize shareholder value.  The Reporting Persons intend to support the Issuer in this goal and plan to have discussions with the Board and management regarding it.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, as filed with the Securities and Exchange Commission on August 14, 2015, that there were 21,027,640 outstanding shares of Common Stock of the Issuer as of July 31, 2015.

(c)  The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price Per Share
Open market purchase	10/19/2015	3,133,000*	$1.20
*	Of these shares, 2,236,297 shares were purchased for the account of the Master Fund and 896,703 shares were purchased for the account of the P Standard General.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              October 29, 2015

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim